EXHIBIT 21.1

Subsidiaries of Registrant as of December 31, 2023

Name:	Jurisdiction
Bear River Zeolite Company	Idaho
Antimonio de Mexico, S.A. de C.V.	Mexico
United States Antimony, Mexico, S.A. de C.V.	Mexico
Stibnite Holding Company US Inc.	Montana
Antimony Mining and Milling US LLC	Montana
AGUA Mines, Inc.	Montana
Lanxess Laurel de Mexico, S.A. de C.V.	Mexico